Exhibit (a)(5)(H)

Media contact:	Investor Relations contact:
Donna Owens Cox	Mark F. Pomerleau
tel 203 461 7634	tel 203 461 7616

FOR IMMEDIATE RELEASE

MeadWestvaco Corporation Announces Commencement of Common Stock Tender Offer

STAMFORD, Conn., May 10, 2005 – MeadWestvaco Corporation (NYSE: MWV) announced today that it has commenced a modified “Dutch Auction” tender offer for up to 16 million shares of MeadWestvaco common stock, or approximately 7.8% of its outstanding common stock, at prices ranging from $28.25 to $32.50 per share, or a total of $452 million to $520 million if MeadWestvaco purchases the full 16 million shares of its common stock.

The repurchases of common stock in the tender offer are being funded with cash proceeds from the company’s recently completed sale of its printing and writing papers business. This tender offer is part of the company’s previously announced plans to use approximately $900 million to $1.1 billion of the after-tax proceeds of this sale for the reduction of indebtedness and approximately $500 to $700 million for stock repurchases.

The offer will expire at 5:00 p.m., Eastern Time, on June 8, 2005, unless MeadWestvaco extends the offer. The company has the right to increase the number of shares it purchases in the tender offer by up to 2% of its outstanding common stock, or approximately four million shares, for a total of 20 million shares, without extending the offer.

The dealer manager for the common stock tender offer is Goldman, Sachs & Co., and the information agent is Georgeson Shareholder Communications Inc. The depositary is The Bank of New York. The offer to purchase, letter of transmittal and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of MeadWestvaco’s shares.

Neither MeadWestvaco nor its Board of Directors, nor the dealer manager, depositary or information agent for the common stock tender offer is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares of common stock. Stockholders must decide how many shares of common stock they will tender, if any, and at which price within the stated range they will offer their shares for purchase to MeadWestvaco.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation of offers to buy the company’s common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials that MeadWestvaco will shortly distribute or make available for distribution to its stockholders. In addition, MeadWestvaco will file today the offer to purchase, letter of transmittal and other materials related to the common stock tender offer with the Securities and Exchange Commission (SEC). Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the common stock tender offer. Stockholders will be able to obtain the offer to purchase, letter of transmittal and related materials about the common stock tender offer free of charge at the SEC’s Web site at www.sec.gov, or from the information agent for the common stock tender offer, Georgeson Shareholder Communications Inc., by calling (800) 280-0857 (call toll-free). We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

About MeadWestvaco Corporation

MeadWestvaco, headquartered in Stamford, Conn., is a global packaging company that delivers high-value packaging solutions and products to the world’s most recognized companies in the food and beverage, media and entertainment, personal care, cosmetic and healthcare industries. The company also has market-leading positions in its Consumer & Office Products, Specialty Chemicals and Specialty Papers businesses. MeadWestvaco, with operations in more than 29 countries, has been selected for the Dow Jones Sustainability Indexes, and manages its forestlands in accordance with the Sustainable Forestry Initiative®. For more information, please visit www.meadwestvaco.com.

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